

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2011

VIA U.S. MAIL

Ki Nam
Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626

> **Re: T3 Motion, Inc.**
> **Amendment No. 2 to the Registration Statement on Form S-1**
> **Filed March 18, 2011**
> **File No. 333-171163**

Dear Mr. Nam:

We have reviewed your response to our letter dated February 10, 2011 and have the following additional comments.

General

1. Please file the underwriting agreement and legal opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the exhibits.

2. We note that the company has revised all share and per share amounts in the filing, except for the financial statements to reflect the reverse 1 for 10 stock split. We also note conflicting information as to when the stock split will take effect. For example, your registration statement indicates that the reverse stock split will occur concurrently with the pricing of the offering (cover page) or immediately prior to the effectiveness of the company's anticipated offering (page F-14). However, your response to our prior comment number six indicates that the stock split will occur subsequent to the effectiveness of the offering in which case contradicts the disclosures contained in your registration statement. In this regard, please reconcile the disparate information contained in your response and registration statement and revise the information to correct the discrepancies accordingly. If the company plans to effect a stock split at or prior to the effectiveness of the offering, you are required to retrospectively reflect the reverse stock split throughout the document including the financial statements and provide appropriate disclosure in the related footnotes and elsewhere in the filing where appropriate. Refer to Topic 4C of the Staff Accounting Bulletins and ASC 260-10-55-12.

3. Please be advised that if reverse split will take place subsequent to the effectiveness of the offering, your presentation of a pro forma balance sheet alongside the historical balance sheet should solely reflect the changes to equity related to the reverse split, and include footnote disclosure discussing the terms and probability of the reverse split. In this regard, your current presentation of the pro forma balance sheet presented alongside the historical balance sheet, which includes pro forma adjustments related to items other than the reverse split is not considered appropriate. Please revise your presentation accordingly.

Summary Consolidated Financial Information, page 8

4. We refer to the pro forma and pro forma as adjusted data on page 9. Please revise to include a reconciliation of the adjustments made to total liabilities and total stockholders' deficit from the 2010 historical amounts to the pro forma and pro forma as adjusted amounts. Your revised disclosure should also clearly detail how each adjustment was calculated or determined.

Financial Statements, page F-1

Notes to Consolidated Financial Statements for the years ended December 31, 2010, and 2009, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-8

Unaudited Pro Forma Consolidated Balance Sheet and Pro Forma Consolidated Loss per Share, page F-13

5. Please be advise that your current presentation of the pro forma balance sheet alongside the historical balance sheet, which includes pro forma adjustments related to items other than the reverse split is not considered appropriate. Alternatively, you may separately present pro forma financial information for events or transactions have occurred or are probable for which disclosure of pro forma financial information would be material to investors, such as but not limited to:

    *   changes in capitalization at the effectiveness or the close of an IPO;

    *   receipt or application of offering proceeds under certain circumstances; or

    *   other events and transactions, including the repayment of debt, which have had or will have a discrete material impact on a registrant's financial statements.

    Pro forma financial information should be preceded by an introductory paragraph which briefly describes: (a) each transaction for which pro forma effects are presented, (b) the entities involved, (c) the periods presented, and (d) an explanation of what the pro forma presentation shows. Financial information should be presented in columnar form, with separate columns presenting historical results, pro forma adjustments, and pro forma results. In limited cases, (where there are only a few easily understood adjustments) a narrative description of the effects of the transaction may suffice. Pro forma adjustments should be referenced to footnotes, which clearly explain the assumptions involved and how each adjustment was calculated or determined. You may refer to Regulation S-X, Article 11 for further guidance.

Please also be advised that pro forma adjustments to the balance sheet and income statements should be directly attributable to the transaction, be factually supportable and have a continuing impact.

6. Reference is made to your disclosure of the weighted-average conversion price is based on an assumed offering price of $3.50 per unit which resulted in a conversion rate of 0.2302 shares (post reverse split) of common stock for each share of Series A convertible preferred stock at December 31, 2010. Please provide us with your calculation of the conversion rate at December 31, 2010 and also, the conversion rate of .2314 disclosed in footnote 2 on page 6, which includes certain transactions subsequent to year-end. As part of your response, please include any significant assumptions used in arriving at the conversion ratio.

Note 8 – Related Party Notes Payable, page F-17

Alfonso Cordero and Mercy Cordero Note, page F-22

7. We note from the last sentence that "any and all defaults" at December 31, 2010 were waived by the note holder. To the extent a default existed at December 31, 2010 that required a waiver, please revise your notes and MD&A liquidity discussion to state the nature of the default, the period for which the waiver was granted and whether the company believes it is likely it will meet the covenant at the expiration of the waiver. To the extent the company believes it will not meet the covenant at the next required compliance date in April 2011, please revise to include the $1 million note in current liabilities.

General

8. Please update the financial statements, if necessary, as required by Rule 8-08 of Regulation S-X.

9. An updated accountant's consent should be included in any future amendments to your Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (424) 239-1882
        Ryan S. Hong, Esq.
        LKP Global Law, LLP